SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

FOR IMMEDIATE RELEASE                                                                                                                                                                 28 April, 2005

SkyePharma PLC

SkyePharma and GlaxoSmithKline
Reach Agreement on Payment of Royalties for Paxil CR™

LONDON, ENGLAND, 28 April, 2005 -- SkyePharma PLC (Nasdaq: SKYE; LSE: SKP) announces today that it has entered into an amendment agreement with GlaxoSmithKline ("GSK") in respect of Paxil CR™. Under the terms of the amendment agreement, GSK will make a one-time payment of approximately $10 million. In addition, SkyePharma will also be entitled to an increase in the royalty rate from 3% to 4% on actual net sales of Paxil CR™, with effect from 4 March 2005. As GSK has been unable to supply Paxil CR™ in the US since 4 March 2005, GSK has also agreed to pay SkyePharma the same level of royalty on GSK's budgeted sales of Paxil CR™ from 4 March 2005 while the product remains off the market, subject to other terms of the agreement.

Michael Ashton, SkyePharma's Chief Executive, said: "The royalties from Paxil CR™ are currently the single most important income flow for SkyePharma. We are therefore delighted that GSK has agreed to continue the royalty payment as if supply was maintained. We look forward to continuing our work together with GSK on this and other product collaborations."
On 4 March 2005, the US Food & Drug Administration ("FDA") halted distribution of supplies of Paxil CR™ and another unrelated product at GSK's manufacturing plant at Cidra in Puerto Rico and distribution depots, thereby halting US distribution of Paxil CR™. Both GSK and the FDA agreed at the time that manufacturing issues cited by the Agency posed no significant safety issue for patients. GSK is working with the FDA to resolve these manufacturing issues as quickly as possible.

For further information please contact:

SkyePharma PLC                                                                                                                              +44 207 491 1777
Michael Ashton, Chief Executive Officer
Peter Laing, Director of Corporate Communications                                                                             +44 207 491 5124

Sandra Haughton, US Investor Relations                                                                                                +1 212 753 5780

Buchanan Communications                                                                                                              +44 207 466 5000
Tim Anderson / Mark Court

Notes to Editors

About SkyePharma
SkyePharma PLC uses its world-leading drug delivery technology to develop easier-to-use and more effective formulations of drugs. The majority of challenges faced in the formulation and delivery of drugs can be addressed by one of the Company's proprietary technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit www.skyepharma.com.

About Paxil CR™
In March 1996, SkyePharma entered into a License Agreement with SmithKline Beecham (now part of GlaxoSmithKline) for the development, manufacture and marketing of a modified release version of Paxil®/Seroxat® (paroxetine hydrochloride) using a combination of SkyePharma's Geomatri™ Positioned Release and Zero Order systems. Paxil® is an FDA-approved antidepressant drug that is currently marketed primarily in the United States and Europe (where it is known as Seroxat®) and is an immediate release formulation prescribed for central nervous system disorders. Paxil CR™ was approved by the FDA in February 1999 for the treatment of depression. Subsequently Paxil CR™ has been approved by the FDA for four additional indications: panic disorder, the continuous treatment of Pre-Menstrual Dysphoric Disorder (PMDD), social anxiety disorder and the intermittent treatment of PMDD.

Except for the historical information herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, which are described in SkyePharma's 20-F and other documents on file with the SEC. These include without limitation risks in obtaining and maintaining regulatory approval for existing, new or expanded indications for its products, other regulatory risks, risks relating to SkyePharma's ability to manufacture pharmaceutical products on a large scale, risks that customer inventory will be greater than previously thought, risks concerning SkyePharma's ability to manage growth, SkyePharma's marketing partners' ability to market a pharmaceutical product on a large scale and manage their sales and marketing organisation and maintain or expand sales and market share for its products, risks relating to the ability to ensure regulatory compliance, risks related to the research, development and regulatory approval of new pharmaceutical products, risks related to research and development costs and capabilities, market acceptance of and continuing demand for SkyePharma's products and the impact of increased competition, risks associated with anticipated top and bottom line growth and the possibility that upside potential will not be achieved, competitive products and pricing, and risks associated with the ownership and use of intellectual property rights. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   April 28, 2005